UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 1-SA

SEMIANNUAL REPORT

ANNUAL REPORT PURSUANT TO REGULATION A OF THE SECURITIES ACT OF 1933

For the Semiannual Period Ended June 30, 2022

GROUNDFLOOR YIELD LLC.

(Exact name of registrant as specified in its charter)

Commission File Number: 024-11411

Georgia	46-3414189
(State or other jurisdiction of incorporation or organization)	(I.R.S. Employer Identification No.)

600 Peachtree Street NE, Suite 810 Atlanta, GA (Address of principal executive offices)	30308 (Zip Code)

(404) 850-9225
Registrant’s telephone number, including area code

Promissory Notes
(Title of each class of securities issued pursuant to Regulation A)

 Summary Financial Information

The following information updates and replaces the information in the section titled “Management’s Discussion and Analysis of Financial Condition and Results of Operation” beginning on page 24 of the Offering Circular on Form 1-A dated April 29,2021 and qualified on May 14, 2021.

The unaudited Condensed Statements of Operations data set forth below with respect to the six-months ended June 30, 2022, and June 30, 2021, are derived from, and are qualified by reference to, the unaudited Condensed Financial Statements and should be read in conjunction with those unaudited Condensed Financial Statements and Notes thereto.

	Unaudited
	Six Months Ended	From Inception, April 10, 2020, to
	June 30,	June 30,
	2021	2020
Loan servicing revenue	$-	$-
Net interest income:
Interest income	4,119	-
Interest expense	(4,119)	-
Net interest income	-	-
Net revenue	-	-
Cost of revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	-	100
Total operating expenses	-	100
Loss from operations	-	(100)
Net Loss	$-	$(100)

Our consolidated financial statements for the year ended December 31, 2020 include a going concern note from our auditors. Since Groundfloor’s inception, Groundfloor has financed its operations through debt and equity financings. Groundfloor intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

DESCRIPTION OF THE COMPANY’S BUSINESS

We incorporate by reference the section titled “Description of the Company’s Business,” in the Offering Circular on Form 1-A dated April 29,2021 and qualified on May 14, 2021.

MANAGEMENT DISCUSSION AND ANALYSIS

You should read the following discussion in conjunction with our consolidated financial statements and the related notes and the section entitled “Description of the Company’s Business” elsewhere in this Offering Circular. This discussion contains forward-looking statements that involve risks and uncertainties. Actual results and the timing of events may differ materially from those contained in these forward-looking statements due to a number of factors, including but not limited to those discussed in the section entitled “Risk Factors” and elsewhere in this Offering Circular.

YIELD

Six-Months Ended June 30, 2022, and 2021

Results of Operations

Summary Financial Information

The statements of operations data for Groundfloor Yield, LLC. (“Company”) set forth below with respect to the six-months ended June 30, 2022, and June 30, 2021, are derived from, and are qualified by reference to, the unaudited Condensed Financial Statements and should be read in conjunction with those unaudited Condensed Financial Statements and Notes thereto, as well as the unaudited Condensed Consolidated Financial Statements and Notes thereto for Groundfloor Finance, Inc. (“Parent”), our parent and sole member and manager.

Unaudited
	June 30,	June 30,
	2022	2021
Net interest income:
Interest income	$808,432	$4,119
Interest expense	(808,432)	(4,119)
Net interest income	-	-
Revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	-	-
Total operating expenses	-	-
Loss from operations	-	-
Net income (loss)	$-	$-

In our audited Financial Statements for the fiscal year ended December 31, 2021, our auditors expressed in their opinion substantial doubt about our ability to continue as a going concern. Since the inception of Groundfloor Yield, LLC and our parent company Groundfloor Finance, Inc., the Company has financed its operations through debt and equity financings. The Company intends to continue financing its activities and working capital needs largely from private financing from individual investors and venture capital firms until such time that funds provided by operations are sufficient to fund working capital requirements.

Net Revenue

Net revenue for the six-months ended June 30, 2022, and 2021 was $0 and $0, respectively. The Company issued 473 and 369 Stairs Notes during the six-months ended June 30, 2022, and 2021, respectively. Interest income is earned on intercompany receivables between the Company and Parent, which is equal to the interest expense incurred on Stairs Notes issued to third-party investors.

General and Administrative Expense

General and administrative expense for the six-months ended June 30, 2022, and 2021 was $0 and $0, respectively.

Net Income

The Company did not generate any net income (loss) during the six-months ended June 30, 2022, or the six-months ended June 30, 2021.

Liquidity and Capital Resources

The unaudited Condensed Financial Statements included in this Offering Circular have been prepared assuming that Groundfloor Yield LLC will continue as a going concern; however, the conditions discussed below raise substantial doubt about our ability to continue as a going concern. The unaudited Condensed Financial Statements do not include any adjustments to reflect the possible future effects on the recoverability and classification of assets or the amounts and classifications of liabilities that may result should Groundfloor Yield LLC be unable to continue as a going concern.

The Company has retained earnings for the six-months ended June 30, 2022, and 2021 of $0. Since our inception, the Company has financed its operations through debt and equity financing from various sources. The Company is dependent upon raising additional capital or seeking additional equity financing to fund our current operating plans for the foreseeable future. Failure to obtain sufficient equity financing and, ultimately, to achieve profitable operations and positive cash flows from operations could adversely affect our ability to achieve its business objectives and continue as a going concern. Further, there can be no assurance as to the availability or terms upon which the required financing and capital might be available.

	Unaudited
	June 30, 2022	June 30, 2021
Operating activities	$-	$-
Investing activities	(21,155,916)	(1,506,697)
Financing activities	21,155,916	1,506,697
Net increase (decrease) in cash	$-	$-

Net cash provided by operating activities for the six-months ended June 30, 2022, and 2021 was $0 and $0, respectively.

Net cash used in investing activities for the six-months ended June 30, 2022, and 2021 was $(21.2) million and $(1.5) million, respectively. Net cash used in investing activities primarily represents disbursements made to Parent offset by proceeds received from repayments by Parent.

Net cash provided by financing activities for the six-months ended June 30, 2022, and 2021 was $21.2 million and $1.5 million, respectively. Net cash provided by financing activities primarily represents proceeds from the issuance of promissory notes to investors through the Stairs Platform offset by repayments of promissory notes to investors.

GROUNDFLOOR YIELD, LLC

Condensed Financial Statements

June 30, 2022 and 2021

GROUNDFLOOR YIELD, LLC

Groundfloor Yield, LLC

Table of Contents

June 30, 2022 and 2021

GROUNDFLOOR YIELD, LLC

Condensed Balance Sheets

	Unaudited	Audited
	June 30,	December 31,
	2022	2021
Assets
Current assets:
Short-term intercompany receivable	$42,141,747	$20,985,833
Total current assets	$42,141,747	$20,985,833
Liabilities and Member’s Deficit
Current liabilities:
Short-term notes payable	(42,141,747)	(20,985,833)
Total current liabilities	(42,141,747)	(20,985,833)
Member’s equity (deficit):
Member’s capital	100	100
Member’s deficit	(100)	(100)
Member’s equity (deficit)	-	-
Total liabilities and member’s equity (deficit)	$-	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR YIELD, LLC

Condensed Statements of Operations

Unaudited
	June 30,	June 30,
	2022	2021
Net interest income:
Interest income	$808,432	$4,119
Interest expense	(808,432)	(4,119)
Net interest income	-	-
Revenue	-	-
Gross profit	-	-
Operating expenses:
General and administrative	-	-
Total operating expenses	-	-
Loss from operations	-	-
Net income (loss)	$-	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR YIELD, LLC

Condensed Statements of Member’s Equity

	Member’s	Net	Total
	Contribution	Loss	Member’s Equity
Member’s equity as of December 31, 2020 (Audited)	$100	$(100)	$-
Net income (loss)	-		-
Member’s equity as of December 31, 2021 (Audited)	$100	$(100)	$-
Net income (loss)	-	-	-
Member’s equity as of June 30, 2022 (Unaudited)	$100	$(100)	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR YIELD, LLC

Condensed Statements of Cash Flows

	Unaudited
	June 30,	June 30,
	2022	2021
Cash flows from operating activities
Net loss	$-	$
Adjustments to reconcile net loss to net cash used in operating activities:
Changes in operating assets and liabilities:
Short-term intercompany receivable	(42,141,747)	(1,506,697)
Short-term notes payable	42,141,747	1,506,697
Net cash flows from operating activities	-	-
Cash flows from investing activities
Payments to Groundfloor Holdings	(1,086,215,183)	(8,398,820)
Proceeds from Groundfloor Holdings	1,065,059,269	6,892,123
Net cash flow used in investing activities	(21,155,916)	(1,506,697)
Cash flows from financing activities
Proceeds from Stairs Notes	1,086,215,183	8,398,820
Repayments of Stairs Notes	(1,065,059,269)	(6,892,123)
Member’s contribution	-	-
Net cash flows from financing activities	21,155,916	1,506,697
Net increase (decrease) in cash	-	-
Cash as of beginning of the period	-	-
Cash as of end of the period	$-	$-

See accompanying notes to condensed financial statements

GROUNDFLOOR YIELD, LLC

Notes to Financial Statements

NOTE 1:	SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Basis of Presentation and Liquidity

Our financial statements include Groundfloor Yield LLC (the “Company”), a Georgia limited liability company formed on April 10, 2020. It is a wholly-owned subsidiary of Groundfloor Finance Inc. (“Groundfloor”), a Georgia Corporation.

Description of Business

Groundfloor Yield, LLC was created for the purpose and primary business function of issuing short-term secured promissory notes to accredited and non-accredited investors, referred to as “Stairs Notes”.

Stairs Notes are offered to investors on a smartphone application (the “Mobile App”), which is owned and operated by the Company. Funds from the sale of these notes are transferred to Groundfloor Holdings GA, LLC., also wholly-owned subsidiary of Groundfloor Finance, Inc., for use in originating and servicing loans owned by the Groundfloor Holdings GA, LLC., or other Parent subsidiaries. Investors in Stairs Notes do not directly invest in loans held by the Company; rather, Stairs Notes are general obligations of the Company, and the proceeds thereof will be used primarily to fund, expand, and replenish the portfolio of loans owned by Parent and its subsidiaries. The use of the funds generated by the Stairs Notes offering can be adjusted at the discretion of the business as business needs change.

These notes will be secured by a first-priority security interest in the assets of the Company, which consists principally of the intercompany receivables owed to the Company from Groundfloor Holdings GA, LLC.

Basis of Presentation and Liquidity

The Company’s financial statements have been prepared on a going concern basis, which contemplates the realization of assets and settlement of liabilities and commitments in the normal course of business.

Operations since inception have consisted primarily of organizing the Company. The accompanying financial statements have been prepared on a basis which assumes that the Company will continue as a going concern. The Company has not earned any revenue since its inception. The ultimate success of the Company is dependent on management’s ability to develop and market its products and services at levels sufficient to generate operating revenues in excess of expenses.

Management evaluated the condition of the Company and has determined that until such sales levels can be achieved, management will need to secure additional capital to continue growing working capital and fund product development and operations. There is substantial doubt that the Company will continue as a going concern for at least one year following the date these financial statements were issued without additional financing.

Management intends to fund operations by capital obtained from Groundfloor. However, there are no assurances that the Company can be successful in obtaining the additional capital or such financing will be on terms favorable or acceptable to the Company or Groundfloor.

The financial statements do not include any adjustments that might result from the outcome of the uncertainties described in the financial statements. In addition, the financial statements do not include any adjustments relating to the recoverability and classification of assets nor the amount and classification of liabilities that might result should the Company be unable to continue as a going concern.

Use of Estimates

The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

GROUNDFLOOR YIELD, LLC

Notes to Financial Statements

Cash and Cash Equivalents

The Company considers all highly liquid investments purchased with original maturity of three months or less to be cash equivalents. The Company has no cash or cash equivalents as of June 30, 2022. From time to time, the Company could maintain cash deposits in excess of federally insured limits. The Company believes credit risk related to its cash and cash equivalents to be minimal.

Stairs Notes

The Company entered into various secured promissory notes, (the “Stairs Notes”), with Investors during the six-months ended June 30, 2022. The Stairs Notes are issued and secured by the assets of the Company. Investors in Stairs Notes do not directly invest in Loans held by the Company; rather, the Stairs Notes are general obligations of the Company, and the proceeds thereof can be used at the discretion of the business as business needs change. The notes generated by the Stairs application remain on the balance sheet of the Company for the life of the note, i.e., five days, and accrue interest at a rate of 4% during this time. Once the note’s five-day term is over, both principal and accrued interest earned on the investment are automatically reinvested into another note. This cycle continues until the investor chooses to remove their funds from the application. If an investor elects to remove their funds during a five-day term, the interest earned on that particular note is forfeit.

During the six-months ended June 30, 2022, there were a total of 473 notes entered into, each with a stated interest rate of 4% and term of 5 days. The principal sum of $42,141,747 remained outstanding as of June 30, 2022 and is presented in “Short-term notes payable” on the Company’s Balance Sheets. Interest paid to Stairs investors totaled $808,432 for the six-months ended June 30, 2022, and is presented within “Net Interest Income” on the Company’s Income Statement.

Intercompany Receivable

Cash received from investors through the issuance of Stairs Notes is transferred to Groundfloor Holdings GA, LLC., therefore creating an intercompany receivable equal to the amount of cash invested in the Stairs Note. Groundfloor Holdings GA, LLC. is obligated to repay the Company the amount equal to principal at the conclusion of the note’s five-day term. Groundfloor Holdings GA, LLC. is not obligated to repay interest earned on Stairs Notes as this is a responsibility of Groundfloor Finance Inc. who will repay the Company the amount equal to accrued interest at the conclusion of the five-day period. Upon repayment of intercompany receivables and interest, the Company will reinvest the combined funds into the next available Stairs Note or remit payment of the Stairs Note and the related earned interest to the investor, should the investor request to withdraw funds.

Member’s Deficit

Groundfloor (“Member”) is the sole member of the Company. Groundfloor contributed cash of $100 to the Company but has no further obligations to make any further capital contributions to the Company.

The business of the Company shall be managed by a manager who shall be appointed from time to time by the Member. The initial manager of the Company is Groundfloor. Liability to the Company by the manager is limited to those items provided for in the Georgia Limited Liability Company Act.

Income Taxes

Under current United States (“U.S.”) income tax laws, the taxable income or loss of a limited liability company is reported in the income tax returns of the members. Accordingly, no provision for U.S. federal or state income taxes is reflected in the accompanying financial statements.

The Company may recognize the tax benefit from an uncertain tax position only if it is more likely than not that the tax position will be sustained on examination by the taxing authorities based on the technical merits of the position. The tax benefits recognized in the Financial Statements from such a position should be measured based on the largest benefit that has a greater than 50% likelihood of being realized upon ultimate settlement.

GROUNDFLOOR YIELD, LLC

Notes to the Condensed Financial Statements

Related Party Transactions

The Company intends to finance its operations through funds received from Groundfloor. During the period from April 10, 2020 (Inception) through December 31, 2020, Groundfloor paid $100 to register the Company with the State of Georgia, which was recorded as general and administrative expenses in the Company’s statement of operations.

NOTE 2:	SUBSEQUENT EVENTS

Management has evaluated subsequent events through August 26, 2022, the date the financial statements were available to be issued, and determined that, there were no events which have occurred, that would require adjustment to or disclosure in these financial statements.

PART III – EXHIBITS

Index to Exhibits

Exhibit Number	Exhibit Description (hyperlink)	Filed Herewith	Form	File No	Exhibit	Filing Date
2.1	Groundfloor Yield LLC Articles of Organization		DOS/A	367-00241	Exhibit 2.1	August 21, 2020
2.2	Groundfloor Yield LLC Limited Liability Company Operating Agreement		DOS/A	367-00241	Exhibit 2.2	August 21, 2020
11.1	Form of Consent of Cherry Bekaert LLP		1-A/A	024-11411	Exhibit 11.1	April 29, 2021

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Atlanta, State of Georgia, on September 26, 2022.

GROUNDFLOOR YIELD LLC

By: Groundfloor Finance, Inc., its sole member

By:	/s/ Nick Bhargava
Name:	Nick Bhargava
Title:	Executive Vice President, Secretary, and Acting Chief Financial Officer

This offering statement has been signed by the following persons, in the capacities, and on the dates indicated.

Name and Signature	Title	Date

/s/ Brian Dally	President, Chief Executive Officer of Groundfloor Finance Inc.	September 26, 2022
Brian Dally	(Principal Executive Officer)

/s/ Nick Bhargava	Executive Vice President, Secretary, and Acting Chief Financial Officer of Groundfloor Finance Inc.	September 26, 2022
Nick Bhargava	Principal Financial Officer and Principal Accounting Officer)

*
Lucas Timberlake	Director	September 26, 2022

*
Bruce Boehm	Director	September 26, 2022

*
Michael Olander Jr.	Director	September 26, 2022

*
Richard Tuley Jr.	Director	September 26, 2022

* By:	/s/ Nick Bhargava
Attorney-in-fact